SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Columbia Equity Trust, Inc.
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                                (Name of Issuer)

                    Common Shares, Par Value $0.001 per share
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                         (Title of Class of Securities)

                                    197627102
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                                 (CUSIP Number)

                                 Mark Goldstein
                    Arnhold and S. Bleichroeder Advisers, LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 698-3101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      197627102            SCHEDULE 13D             PAGE 2 OF 7 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Arnhold and S. Bleichroeder Advisers, LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF, OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                1,300,000

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
 OWNED BY             ---------------------------------------------------------
  EACH                   9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     1,300,000
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,300,000

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      197627102            SCHEDULE 13D             PAGE 3 OF 7 PAGES
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Item 1.       Security and Issuer.

        This statement on Schedule 13D relates to the common shares, no par value (the "Shares"), of Columbia Equity Trust, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1750 H Street, N.W., Suite 500, Washington, D.C. 20006. This statement supersedes the statement with respect to the Shares previously filed on Schedule 13G on December 11, 2006.



Item 2.       Identity and Background.

(a) This statement is filed by Arnhold and S. Bleichroeder Advisers, LLC, a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940 (the "Reporting Person"). The Shares reported herein are held by various clients in accounts under the Reporting Person's management and control, including an account for Arnhold and S. Bleichroeder Holdings, Inc., the parent company of the Reporting Person. Messrs. Jason Dahl and Jonathan Spitzer (together, the "Portfolio Managers") are co-portfolio managers for these client accounts and, as such, have the authority to make decisions regarding the voting and disposition of the Shares. Mr. John
P. Arnhold (the "Principal") is the Chairman and Chief Executive Officer of the Reporting Person.

        (b) The principal business address of the Reporting Person, the Principal and the Portfolio Managers is 1345 Avenue of the Americas, New York, New York 10105.

        (c) The principal business of the Reporting Person, the Principal and the Portfolio Managers is investing for client accounts under their management.

        (d) None of the Reporting Person, the Principal or either of the Portfolio Managers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Person, the Principal or either of the Portfolio Managers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Principal and the Portfolio Managers are citizens of the United States of America.


Item 3.       Source and Amount of Funds or Other Consideration.

     The Shares reported herein were acquired at an aggregate purchase price of approximately $24,475,744. Such Shares were acquired with investment funds in client accounts under the Reporting Person's management and, in certain cases, were purchased on margin.


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CUSIP NO.      197627102            SCHEDULE 13D             PAGE 4 OF 7 PAGES
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Item 4        Purpose of Transaction.

The Reporting Person originally acquired Shares for investment purposes in the ordinary course of business, subsequent to the announcement on November 6, 2006 of the planned merger between the Issuer and JPMorgan Asset Management's Special Situation Property Fund. The Reporting Person acquired the Shares to capture the expected appreciation in the value of the Shares and to receive the scheduled dividend payments if the transaction closed as planned. Additionally, the Reporting Person believed the potential existed for additional value if the Board of Directors of the Issuer were to receive a superior acquisition proposal from another party.

On December 22, 2006, the Issuer filed a preliminary proxy statement in connection with the pending merger. The Reporting Person believes that certain disclosures contained in the proxy statement raise significant questions as to whether the Issuer's independent directors fulfilled their fiduciary duties and achieved maximum value for the Issuer's shareholders. On January 8, 2007, the Reporting Person sent a letter to the issuer, a copy of which is attached hereto as Exhibit A, setting forth its aims and suggesting that, to rectify this situation, the parties to the pending merger should provide for a "go-shop" period, during which time other bidders are solicited to submit competing bids. The Reporting Person notes that it currently intend to withhold its support for the proposed merger until it is satisfied that the Issuer is being sold for the highest possible price that any market participant is willing to pay for its Shares and may encourage other shareholders to do the same.

Except as set forth herein, or as would occur upon completion of any of the actions discussed herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the proposed JPMorgan transaction and alternatives thereto and potentially concerning other matters with respect to the Reporting Person's investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the status of the proposed JPMorgan transaction and the apparent level of shareholder support therefor, the terms of any alternative transactions that may be proposed, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


Item 5.       Interest in Securities of the Company.

        (a) As of the close of business on January 8, 2007, the Reporting
Person is deemed to be the beneficial owner of 1,300,000 Shares, constituting approximately 9.4% of the Shares outstanding. The aggregate percentage of Shares reported herein is based upon 13,863,334 Shares outstanding, which is the total number of Shares outstanding as of November 14, 2006 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2006.


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CUSIP NO.      197627102            SCHEDULE 13D             PAGE 5 OF 7 PAGES
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        (b) By virtue of investment management agreements with its clients, the
Reporting Person has sole voting and dispositive powers over the 1,300,000 Shares reported herein, which powers are exercised by the Principal and the Portfolio Managers.

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule A hereto were effected in the open market.

        (d) Clients of the Reporting Person have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares reported herein.

        (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


Item 7.       Material to be Filed as Exhibits.

A. Letter from the Reporting Person to the Issuer, dated January 8, 2007.


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CUSIP NO.      197627102            SCHEDULE 13D             PAGE 6 OF 7 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2007

                                      ARNHOLD AND S. BLEICHROEDER ADVISERS, LLC

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Senior Vice President


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CUSIP NO.      197627102            SCHEDULE 13D             PAGE 7 OF 7 PAGES
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SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction    Shares Purchased (Sold)     Price Per Share ($)
-------------------    -----------------------     -------------------

11/30/06                    5,000                       18.82
11/30/06                    6,875                       18.82
11/30/06                   55,625                       18.82
11/30/06                  140,000                       18.82
11/30/06                   42,500                       18.82
12/01/06                    4,000                       18.85
12/01/06                    5,500                       18.85
12/01/06                   51,000                       18.85
12/01/06                  102,251                       18.85
12/01/06                   37,249                       18.85